

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

> **Re: Kibush Capital Corporation**
> **Form 10**
> **Filed June 11, 2015**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Cover Page

General

1.   We note that the top of the cover page of your Form 10 indicates that you are filing pursuant to Section 12(b) of the Securities Exchange Act of 1934. However, you have made this filing as a Form 10-12G on EDGAR. Please revise the cover page to reference the appropriate section under which you are filing in EDGAR, or revise to use a different form.

Item 1. Description of Business

Overview, page 4

2.   Revise the first two paragraphs to disclose if there were any operations or activity between the date of incorporation and July 5, 2013.

3.   Please describe the Koranga Joint Venture and the transfer referenced on this page. In addition, explain how the contribution to the joint venture increased the ownership percentage.

4.   Revise each of the three acquisitions to disclose their revenues, assets and liabilities as of the end of the most recently completed fiscal year and any subsequent interim period. Revise to provide similar disclosure for the Five Arrows acquisition discussed on page 5.

5.   We note that the Instacash business unit was discontinued on February 28, 2015. Please revise to indicate whether the $500,000 promissory note has been repaid. If it has not been fully repaid, please revise your disclosure to state the terms of the promissory note and the remaining balance. In addition, please revise to clarify if the subsidiary was sold.

6.   Please revise your disclosure in this section to clearly state that your independent auditor has expressed substantial doubt as to your ability to continue as a going concern. In addition, please revise to provide your recent financial results.

Our Business, page 5

7.   We note you refer to resources in this location and elsewhere in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all references to resources and any tonnage quantities and grade estimates from your filing.

8.   Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

    •   Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration stage.

    •   Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

    •   In particular, substitute the term mineral exploration for mining operations.

    There may be further comments concerning these points, pending your response.

9.   Early in this section, your company should indicate that your company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Item 1A. Risk Factors, page 10

10.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

11.   The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

12.   We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

Risk Related to Our Company and Business

We expect losses in the future because we have no revenue to offset losses, page 11

13.   Please revise the second sentence of this section to provide the specific amount of your net loss since inception.

Risks Relating to Our Common Stock

We may in the future issue additional shares of our common stock…, page 14

14.   Please revise this section to state whether, other than as disclosed, you currently have any plans, arrangements or understandings to issue additional shares of common stock. Please

revise your discussion of the preferred stock in the next paragraph to include similar disclosure.

Item 2. Financial Information

Critical Accounting Policies and Estimates

Unconsolidated Joint Ventures, page 21

15.   We note your disclosure on page 4 that on May 26, 2014, your completed the acquisition of 49% of common stock of Aqua Mining Limited. We also note that on march 23, 2015 you increased your ownership to 90% through contribution to Aqua Mining of the Company's entire interest in the Koranga Joint Venture. Please tell us and revise your next submission to explain how you accounted for this acquisition and where it is presented in your financial statements. Please also include a copy of the executed purchase agreement as an exhibit in your next submission.

16.   We note on page 5 that on February 28, 2014 you entered into a joint venture agreement with the holders of alluvial gold mining leases of Mining Leases ML296-301 and ML278 covering approximately 26 hectares located at Koranga in Wau, Morobe Province, Papua New Guinea for alluvial gold mining operations. We further note from your disclosure in Note 3 on page F-15 that you accounted for this joint venture under the equity method. Please tell us how you considered the guidance in ASC 323-10 as well as in ASC 810 in reaching this conclusion.

17.   We note that in the list of exhibits on page 36, Exhibit 10.7 is described as Joint Venture Agreement, dated February 28, 2014, between the Company and leaseholders. However, the filed agreement is dated February 14, 2014 and is between Five Arrows Limited and leaseholders. Please include a copy of the joint venture agreement dated February 28, 2014 in your next amendment.

Item 3. Properties, page 22

18.   We note that you own a building that is located on property owned by James Koitamara. Please explain to us the relationship, if any, between Mr. Koitamara and the company. In addition, we note that you have been provided office space by your corporate counsel, but that you do not pay for use of the space. Please provide more information with respect to this arrangement, including the location of the office space and the consideration that your counsel receives in return for use of the space. Please file as exhibits any formal agreements related to this arrangement.

Description and Location of the Leases, page 23

19.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Exploration History, pages 23 and 24

20.   Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove the term ore from this definition.

21.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

22.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

23.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

24.   We note you are subject to permitting requirements in regards to environmental considerations and operating permits issued by your respective governments. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

25.   Please disclose your annual production as required by Item 102 of Regulation S-K Instructions 3. This would include the tonnage with grade mined, the product or concentrate produced with its grade, annual sales, by products, and the prices realized.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

26.   Please update your disclosure to provide the security ownership as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

27.   We note your disclosure that Warren Sheppard owns 94.4% of the shares. We note further that you indicate in footnote 7 that Mr. Sheppard is the sole owner of the Five Arrows shares. However, you attribute the shares held by Five Arrows and Cavenagh Capital to Richard N. Wilson. Please advise. Finally, please explain why the shares held by the 5% shareholders total more than 100%.

28.   Note 5 to the financial statements identifies 4 convertible notes. Please advise the staff as to where they are reflected in the table on page 27.

Item 5. Directors and Executive Officers

Significant Employees, page 28

29.   Please tell us how you determined that Mr. Appo should not be included as a named executive officer, and please tell us whether he was included in the employee count of the company on page 10. Please refer to Instruction 2 of Item 402(m)(2) of Regulation S-K.

Item 6. Executive Compensation, page 29

30.   Please advise us where the $550,000 compensation expense is reflected in the financial statements and where the convertible note is reflected in the financial statements as well as in the table on page 27.

Market Price of and Dividends …, page 31

31.   Noting the significant range in prices during the last five quarters, supplementally advise the staff if any sales have been made during that period by any of the beneficial owners listed on page 27. If any were made, provide the staff with details.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 30

32.   Please revise your disclosure in this section to include the information disclosed in Note 9 of the financial statements. Please ensure that your disclosure is compliant with Item 404 of Regulation S-K.

Item 11. Description of Securities to be registered, page 33

33.   We note the disclosure that 59,397,485 shares are outstanding at February 10, 2015. The Balance Sheet on page F-2 indicates 53,837,485 shares outstanding at September 30, 2014 and 58,397,000 shares outstanding at March 31, 2015. Please revise page 32 under Recent Sales to disclose all post September 30, 2014 issuances to reconcile these amounts outstanding. In addition, please update the number of shares issued to be current as of the most recent practicable date.

Warrants and Options, page 34

34.   Revise page 32 under Recent Sales to disclose this issuance and provide details of the Agreement referenced. In addition, file the Warrant Purchase Agreement as an exhibit.

Consolidated Balance Sheets, page F-2

35.   We note that you issued a $500,000 promissory note related to your acquisition of Instacash which was due February 28, 2015. Please revise your next submission and tell us why this was not reported as a liability on your balance sheet as of September 31, 2013 or September 31, 2014 or discussed in the debt section of your notes to the consolidated financial statements.

36.   We note on page F-23 that you disposed of your "shareholding/units" in Instacash as of February 27, 2015. Please tell us how you accounted for this transaction and the related $500,000 promissory note.

37.   We note on page F-6 that you determined the implied goodwill from the acquisition of Instacash to be $870,951. We also note your disclosure that of this amount $370,951 was recorded as amortization of debt discount in the year ended September 30, 2014. We further note that you did not record any goodwill of the remaining amount of $500,000 as the promissory note had not been paid and was considered it a deferred payment contract. Please provide us a comprehensive explanation for your accounting of this transaction including the authoritative accounting guidance relied upon, including that in ASC 805-30.

38.   We also note that the Promissory Note included as Exhibit 10.10 references a Stock Purchase Agreement between you and Instacash Pty Ltd. Please include a copy of the executed agreement as an Exhibit in your next amendment.

Notes to the Consolidated Financial Statements, page F-6

39.   We note that you present unaudited financial statements as of and for the interim period ended March 31, 2015. Please revise the Notes to the Consolidated Financial Statements section to include updated footnotes for the period ended March 31, 2015.

Note 10 – Entities, page F-16

40.   We note your disclosure that for your acquisition of Instacash Pty Ltd and for the Joint Venture Agreement with the Leaseholders of mines located at Koranga, Papua New Guinea, you determined the fair value of the consideration paid based on the par value of common stock issued. Please tell us the authoritative accounting guidance you relied upon in concluding that par value was an appropriate determinant of fair value of the consideration for these transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Engineer, at (202) 551-3718 with questions relating to Industry Guide 7 and your mining disclosure. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Jonathan McGee
        McGee Law Firm LLC